mR

[redacted]

10027010

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66246 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison, Suite 980
(No. and Street)

Chicago, (City) IL (State) 60606-3414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Collins 312-254-5900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 North Cityfront Plaza, NBC Tower, Chicago, IL 60611
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/8/2010

# OATH OR AFFIRMATION

I, Mark Thomson of Ostrow Reisin Berk & Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JULIE M. WYCH
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 08/08/2013

Notary Public

Signature

Director

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2009 AND 2008

# JORDAN, KNAUFF & COMPANY

**YEARS ENDED DECEMBER 31, 2009 AND 2008**

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

*Independent Affiliate of BKR International*

**Independent Auditors' Report**

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company), as of December 31, 2009 and 2008 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 22, 2010

# JORDAN, KNAUFF & COMPANY

## STATEMENT OF FINANCIAL CONDITION

| December 31, | 2009 | 2008 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 685,063 | $ 688,300 |
| Accounts receivable | 127,797 | 90,489 |
| Due from members | 13,735 | |
| Prepaid expenses | 19,692 | 23,611 |
| Other current assets | 18,911 | 29,510 |
| Total current assets | 865,198 | 831,910 |
| Property and equipment: | | |
| Furniture and equipment | 267,196 | 261,121 |
| Leasehold improvements | 82,180 | 82,180 |
| | 349,376 | 343,301 |
| Less accumulated depreciation | 130,890 | 77,522 |
| Property and equipment, net | 218,486 | 265,779 |
| Total assets | $ 1,083,684 | $ 1,097,689 |

*See notes to financial statements.*

# JORDAN, KNAUFF & COMPANY

## STATEMENT OF FINANCIAL CONDITION (CONTINUED)

| December 31, | | 2009 | | 2008 |
|---|---|---|---|---|
| LIABILITIES AND MEMBERS' CAPITAL | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | **60,908** | $ | 28,593 |
| Note payable, equipment | | **1,216** | | 978 |
| Notes payable, members | | **300,000** | | 50,000 |
| Total current liabilities | | **362,124** | | 79,571 |
| Other liabilities: | | | | |
| Deferred rent | | **36,315** | | 41,108 |
| Note payable, equipment | | **749** | | 1,888 |
| Total other liabilities | | **37,064** | | 42,996 |
| Total liabilities | | **399,188** | | 122,567 |
| Members' capital | | **684,496** | | 975,122 |
| Total liabilities and members' capital | $ | **1,083,684** | $ | 1,097,689 |

*See notes to financial statements.*

## JORDAN, KNAUFF & COMPANY

### STATEMENT OF OPERATIONS

| Years ended December 31, | 2009 | 2008 |
|---|---|---|
| Revenue: | | |
| Fees | $ 1,014,098 | $ 1,497,853 |
| Interest | 356 | 22,813 |
| Total revenue | 1,014,454 | 1,520,666 |
| Operating expenses: | | |
| Salaries | 466,563 | 677,780 |
| Payroll taxes | 30,390 | 45,467 |
| Accounting fees | 76,690 | 51,413 |
| Bad debts | 12,207 | 16,647 |
| Deal support - consultants | 5,000 | 70,486 |
| Depreciation | 53,368 | 30,082 |
| Dues and subscriptions | 18,351 | 13,989 |
| Guaranteed payments to owners | 129,500 | 360,000 |
| Insurance - other | 8,098 | 12,976 |
| Legal and professional | 15,412 | 62,346 |
| Marketing and advertising | 50,334 | 67,761 |
| Medical insurance | 43,662 | 29,581 |
| Miscellaneous | 19,468 | 16,973 |
| Office supplies | 17,265 | 13,116 |
| Outsourced administration | 31,565 | 23,158 |
| Printing and reproduction | 11,451 | 163 |
| Rent | 145,185 | 106,024 |
| Telecommunications | 32,792 | 37,807 |
| Travel and entertainment | 122,826 | 137,761 |
| Total operating expenses | 1,290,127 | 1,773,530 |
| Operating loss | (275,673) | (252,864) |

*See notes to financial statements.*

# JORDAN, KNAUFF & COMPANY

## STATEMENT OF OPERATIONS (CONTINUED)

| Years ended December 31, | 2009 | 2008 |
|---|---|---|
| Other income (expense): | | |
| Gain on sale of asset | | $ 1,096 |
| Other income | $ 3,500 | |
| Interest expense | (18,453) | (6,248) |
| Total other expense, net | (14,953) | (5,152) |
| Net loss | $ (290,626) | $ (258,016) |

*See notes to financial statements.*

# JORDAN, KNAUFF & COMPANY

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

| Years ended December 31, | | 2009 | | 2008 |
|---|---|---|---|---|
| Members' capital: | | | | |
| Balance, beginning of year | $ | **975,122** | $ | 1,303,138 |
| Member distributions | | | | (70,000) |
| Net loss | | **(290,626)** | | (258,016) |
| Balance, end of year | $ | **684,496** | $ | 975,122 |

*See notes to financial statements.*

# JORDAN, KNAUFF & COMPANY

## STATEMENT OF CASH FLOWS

| Years ended December 31, | 2009 | 2008 |
|---|---|---|
| Operating activities: | | |
| Net loss | $ (290,626) | $ (258,016) |
| Adjustments to reconcile above to cash and cash equivalents used in operating activities: | | |
| Depreciation | 53,368 | 30,082 |
| Gain on sale of asset | | (1,096) |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | (37,308) | 32,584 |
| Due from members | (13,735) | 3,679 |
| Prepaid expenses | 3,919 | 127,401 |
| Security deposit | | 6,000 |
| Other current assets | 10,599 | (17,499) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | 32,315 | 16,330 |
| Deferred rent | (4,793) | 41,108 |
| Cash and cash equivalents used in operating activities | (246,261) | (19,427) |
| Investing activities: | | |
| Proceeds from sale of asset | | 1,098 |
| Purchase of furniture and equipment | (6,075) | (242,155) |
| Cash and cash equivalents used in investing activities | (6,075) | (241,057) |

*See notes to financial statements.*

**JORDAN, KNAUFF & COMPANY**

**STATEMENT OF CASH FLOWS (CONTINUED)**

| Years ended December 31, | | 2009 | | 2008 |
|---|---|---|---|---|
| Financing activities: | | | | |
| Payments on note payable, equipment | $ | **(901)** | $ | (366) |
| Proceeds from notes payable, members | | **250,000** | | |
| Member distributions | | | | (70,000) |
| Cash and cash equivalents provided by (used in) financing activities | | **249,099** | | (70,366) |
| Decrease in cash and cash equivalents | | **(3,237)** | | (330,850) |
| Cash and cash equivalents, beginning of year | | **688,300** | | 1,019,150 |
| Cash and cash equivalents, end of year | $ | **685,063** | $ | 688,300 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid during the year for interest | $ | **18,453** | $ | 6,248 |
| Non-cash investing and financing activity: | | | | |
| Financing of furniture and equipment acquisition with a note payable | | | $ | 3,232 |

*See notes to financial statements.*

NOTES TO FINANCIAL STATEMENTS

## 1. Nature of business and summary of significant accounting policies

**Operations:**

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), now known as FINRA.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

**Cash and cash equivalents:**

Cash and cash equivalents are valued at fair value.

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

## 1. Nature of business and summary of significant accounting policies (continued)

**Accounting estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Revenue recognition:**

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed.

**Accounts receivable:**

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2009 and 2008 are expected to be fully collected.

**Property and equipment and related depreciation:**

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

**Deferred rent:**

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

**Income taxes:**

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

## 1. Nature of business and summary of significant accounting policies (continued)

**Valuation:**

The Company follows FASB Accounting Standards Codification for fair value measurements. This standard defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The carrying values reflected in the balance sheet reasonably approximate the fair values for cash, accounts and other receivables, accounts payable and accrued expenses. The value of all of the Company's assets and liabilities which are required to be carried at fair value are exchange-traded and are, therefore, considered Level 1 assets and liabilities.

## 2. Notes payable, members

The following is a summary of notes payable, members:

| December 31, | 2009 | 2008 |
|---|---|---|
| Note dated June 30, 2003, due December 31, 2009, interest at 12% | | $ 50,000 |
| Note dated June 30, 2003, due december 31, 2010 interest at 12% | $ 50,000 | |
| Note dated July 1, 2009, due on demand, interest at 12% | 150,000 | |
| Note dated September 30, 2009, due on demand, interest at 12% | 100,000 | |
| Total | $ 300,000 | $ 50,000 |

Interest expense was $18,032 and $6,000 for the years ended December 31, 2009 and 2008, respectively.

## 3. Letter of credit

The Company's current office lease (Note 4) requires a $70,000 security deposit in the form of a letter of credit. During the year ended December 31, 2008, an Irrevocable Standby Letter of Credit was established up to the aggregate amount of $70,000. No amounts have been drawn down during the years ended December 31, 2009 or 2008.

## 4. Office lease

During the year ended December 31, 2008, the Company entered into a lease for office space in downtown Chicago effective June 1, 2008 through May 31, 2013. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes. The lease provides for one three-year extension. The Company has not exercised this option as of December 31, 2009.

Rent expense, including operating costs and real estate taxes for the years ended December 31, 2009 and 2008 was $145,185 and $106,024, respectively.

The following is a schedule of future minimum base rent payments:

| Year ending December 31: | Amount |
|---|---|
| 2010 | $ 90,191 |
| 2011 | 92,890 |
| 2012 | 95,660 |
| 2013 | 40,346 |
| Total | $ 319,087 |

## 5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $270,866 and $551,769, respectively, which was $265,866 and $546,769, respectively, in excess of its required net capital of $5,000. At December 31, 2009 and 2008, the Company's net capital ratio was 1.36 to 1 and .10 to 1, respectively.

## 6. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

## 7. Employee retirement plan

During the year ended December 31, 2006, the Company adopted a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the years ended December 31, 2009 and 2008.

## 8. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2009, the financial statement date, through February 22, 2010, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

## JORDAN, KNAUFF & COMPANY

### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

| December 31, 2009 | | |
|---|---|---|
| Total members' capital | | $ 684,496 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts receivable | $ 127,797 | |
| Due from members | 13,735 | |
| Property and equipment, net | 218,486 | |
| Prepaid expenses | 19,692 | |
| Other current assets | 18,911 | |
| Money market fund haircut | 15,009 | 413,630 |
| Net capital | | 270,866 |
| Minimum net capital requirement | | 5,000 |
| Excess net capital | | $ 265,866 |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | $ 60,908 |
| Note payable, equipment | | 1,965 |
| Notes payable, members | | 300,000 |
| Aggregate indebtedness | | $ 362,873 |
| Ratio of aggregate indebtedness to net capital | | 1.36 to 1 |
| Reconciliation with Company's computation of minimum capital requirements: | | |
| Net capital, as reported in the Company's X-17 A-5 | | $ 320,923 |
| Change in other charges against capital | | (50,057) |
| Net capital per above | | $ 270,866 |

## JORDAN, KNAUFF & COMPANY

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

### DECEMBER 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

ertified Public Accountants*
3C Tower - Suite 2600
55 N. Cityfront Plaza Dr.
hicago, IL 60611-5379

elephone 312.670.7444
acsimile 312.670.8301
-mail info@orba.com
'eb site www.orba.com

*dependent Affiliate*
*' BKR International*

## Independent Auditors' Report on Internal Control

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



'icensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 22, 2010